                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 7)*
                                          -----

             Grease Monkey Holding Corporation, a Utah corporation
           --------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  389900 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

              Brownlie, Wallace, Armstrong and Bander Exploration,
               475 Seventeenth St., Ste. 1300,  Denver, CO 80202
                                 (303) 295-0565
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 30, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
                                        ---


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CUSIP No. 38990 10 1                  13D                 Page  2  of  3  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Ray O. Brownlie
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting  577,906 (**Includes warrants to
 Beneficially Owned                 Power      purchase 88,925 shares of Common
 by Each Reporting                             Stock and 46,606 shares of
 Person With                                   Common Stock underlying Series C
                                               Convertible Preferred Stock)
                             --------------------------------------------------
                             (8) Shared Voting
                                    Power         N/A
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power         577,906**
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power         N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     577,906**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     12.2
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  3  Pages
                                                               ---    ---

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:              Grease Monkey Holding Corporation,
                             a Utah corporation

NAME OF REPORTING PERSON:    Ray O. Brownlie

ITEM 1.  SECURITY AND ISSUER.

(a) $0.03 Par Value Common Stock
(b) Grease Monkey Holding Corporation
    216 Sixteenth Street, Suite 1100
    Denver, Colorado 80202

ITEM 2.  IDENTITY AND BACKGROUND.

(a) Ray O. Brownlie
(b) Brownlie Wallace Armstrong and Bander Exploration
    475 Seventeenth Street, Suite 1300
    Denver, Colorado 80202
(c) Partner of Brownlie Wallace Armstrong and Bander Exploration
    475 Seventeenth Street, Suite 1300
    Denver, Colorado 80202
(d) No
(e) No
(f) United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) 259,560 shares of $0.03 par value common stock, 665.16 shares of Class C preferred stock that are convertible into 26,606 shares of $0.03 par value common stock and warrants representing the right to purchase 88,925 shares of $0.03 par value common stock are being acquired in partial consideration of the redemption of all of the Reporting Person's shares of common stock in First of September Corporation in accordance with the Liquidation and Dissolution Agreement of First of September Corporation dated June 30, 1997.

(b) No part of the purchase price is or will be represented by borrowed funds.


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ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the acquisition of the securities of the issuer is to hold such shares for investment purposes.

(a) through (j)  N/A

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) 577,906 shares of common stock, which includes presently exercisable warrants to purchase 88,925 shares of common stock and 46,606 shares of common stock underlying presently convertible Series C Preferred Stock (which does not include accumulated unpaid dividends). The 577,906 shares represent Twelve and Two Tenths percent (12.2%) of the total outstanding shares of common stock assuming Mr. Brownlie's warrants are exercised and his Series C Preferred Stock is converted.

(b)     577,906 shares as to which there is sole voting power.
        0 shares as to which there is shared voting power.
        577,906 shares as to which there is sole dispositive power. 0 shares as to which there is shared dispositive power.

(c)     None

(d)     N/A

(e)     N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        N/A

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        N/A

                                       2
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SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 30, 1997                                   /s/ Ray O. Brownlie
---------------                                 --------------------------
Date                                            Ray O. Brownlie

                                       3